

Cash
Other Assets
Short-Term Debt
Long-Term Debt
Equity
3M
2M
1M
0
-1M
-2M
-3M
2019
2020

Net Margin: -609% Gross Margin: 8% Return on Assets: -146% Earnings per Share: -$14,772.84

Revenue per Employee: $12,119 Cash to Assets: 49% Revenue to Receivables: 386% Debt Ratio: 386%

RAD_TECHNOLOGIES_INC.-_Audited_FS__19__20_copy.pdf